United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218

22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Fabio Schvartsman takes office as Vale’s chief executive officer

Rio de Janeiro, May 22nd 2017 - Vale S.A. (Vale) informs that Fabio Schvartsman took office as Vale’s chief executive officer this Monday.

Fabio Schvartsman, 63, has a graduate and post-graduate degree in production engineering from the University of São Paulo and a post-graduate degree in Business Administration from Fundação Getúlio Vargas. He worked for 10 years at Duratex and for 22 years at the Ultra Group, leaving the company in 2007 as the Ultrapar holding CFO and managing partner of Ultra S.A.  Fabio was CEO of Telemar Participações and of San Antonio International and, since 2011, served as Klabin’s CEO.

Fabio was appointed by Vale’s Board of Directors from a list prepared by Spencer Stuart, an international recruiting company, in accordance with Vale´s governance. He replaces Murilo Ferreira, who was Vale’s CEO for six years. Under his management, Murilo steered Vale through a very turbulent period in the world mining industry and managed Vale through some of the most difficult times in its history. It was also under Murilo’s leadership that Vale became a much leaner and responsive company with significant improvements in its competitive position while preserving the company´s balance sheet.  Vale delivered S11D, the largest project in its history, and turned its focus to core assets, making divestments that totaled more than US$ 16 billion.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Denise Caruncho: denise.caruncho@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: May 22, 2017		Director of Investor Relations